Kavinoky Cook LLP
726 Exchange Street
Suite 800
Buffalo, New York 14210

716-845-6000
www.kavinokycook.com

June 9, 2010

BY FILING ON EDGAR

Mr. Mark C. Shannon
Branch Chief
Mr. Mark Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4628

Re:	Infrastructure Materials Corp.
Form 10-K for Fiscal Year Ended June 30, 2009
Filed September 28, 2009
File No. 0-52641

Gentlemen:

We refer to the letter of Branch Chief, Mark C. Shannon dated May 26, 2010, addressed to Infrastructure Materials Corp. (the “Company”).  On behalf of the Company, we request that the Company be allowed to respond on or before June 22, 2010.

Very truly yours,

/s/ Jonathan H. Gardner
Jonathan H. Gardner

cc:	Rakesh Malhotra
Cliff Low